David Feirstein To Call Writer Directly: (212) 446-4861 David.Feirstein@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

October 31, 2014

Via EDGAR

Mr. Nolan McWilliams

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	9060669 Canada Inc.
New Red Canada Limited Partnership (f/k/a New Red Canada Partnership)
Amendment No. 2 to Registration Statement on Form S-4
Filed on October 29, 2014
File No. 333-198769
File No. 333-19769-01

Dear Mr. McWilliams:

On behalf of our clients 9060669 Canada Inc., a corporation organized under the laws of Canada (formerly known as 1011773 B.C. Unlimited Liability Company, a corporation organized under the laws of British Columbia, “Holdings”) and New Red Canada Limited Partnership, a limited partnership organized under the laws of Ontario (formerly known as New Red Canada Partnership, a general partnership organized under the laws of Ontario, “Partnership” and together with Holdings, the “Registrants”), and pursuant to the applicable provisions of the Securities Act of 1933 (as amended, the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Amendment No. 2, filed on October 29, 2014 (“Amendment No. 2”), to Registration Statement on Form S-4 of the Registrants, initially filed on September 16, 2014 (the “Registration Statement”). We have enclosed a courtesy package, which includes four copies of Amendment No. 3, all of which have been marked to show changes from Amendment No. 2.

Chicago             Hong Kong             London             Los Angeles             Munich             Palo Alto             San Francisco             Shanghai             Washington, D.C.

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter addressed to Joshua Kobza, the Principal Executive Officer of Holdings, dated October 30, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 3 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all page numbers in the responses below refer to Amendment No. 3.

Registration Statement on Form S-4

Opinions of Tim Hortons Financial Advisors, page 100

Opinion of Citigroup Global Markets Inc., page 100

1.	Staff’s comment: We note your response to our prior comment 2. To the extent Citi’s professional judgment was based on the factors taken into consideration as described in each analysis, please briefly explain how each factor influenced the range of multiples used in the analysis. Please similarly revise the opinion for RBC Capital Markets.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 103, 104, 105 and 110 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 246

Notes to unaudited pro forma condensed consolidated balance sheet, page 250

2.	Staff’s comment: We note your response to our prior comment 8 and the changes that have been made to footnote 3(e) in response to our prior comment but are unable to determine how you determined the gross share consideration ranging between $3,228.4 million and $3,833.5 million based on Burger King Worldwide’s stock prices during the period from August 28, 2014 through October 17, 2014 of from $28.48 to $33.82 per share. Based on Burger King Worldwide’s stock prices of $28.48 to $33.82 per share and the 107.2 million new common shares in Holdings that are expected to be issued in the transaction we would expect the gross share consideration to range from $3,054.3 million to $3,627.0 million. If the differences between our expected amounts and the disclosures which you have provided in footnote 3(e) are due to your use of October 17, 2014 exchange rates in determining the amounts disclosed in footnote 3(e) rather than those as of June 30, 2014 consistent with the other pro forma disclosures, please revise to reflect the range of the total purchase consideration using the June 30, 2014 exchange rates consistent with the other disclosures provided in the pro forma financial information.

Response: The Registrants respectfully advise the Staff that the share consideration amounts were based on the Burger King Worldwide stock price on October 17, 2014, which was $29.50 per share (as also discussed in the Registrants’ response to comment 4). This USD share price was then converted to CAD using the October 17, 2014 exchange rate of 1.1277 resulting in a CAD stock price of C$33.27. The share consideration resulting from the CAD stock price of C$33.27 as of October 17, 2014 was then converted back to USD using the June 30, 2014 balance sheet date exchange rate of 0.93721. The Registrants applied a consistent convention to the sensitivity analysis as follows:

•	$28.48 × 1.1277 October 17, 2014 rate = C$32.12

•	$33.82 × 1.1277 October 17, 2014 rate = C$38.14

Based on the foregoing, the Registrants calculated share consideration as follows:

	Low		High
Tim Hortons shares		133,639,410		133,639,410
Exchange ratio		0.8025		0.8025
Holdings shares (in thousands)		107,246		107,246
Price per Holdings share in CAD	C$	32.12	C$	38.14
Gross share consideration in CAD	C$	3,444.7 million	C$	4,090.4 million
Exchange rate		0.93721		0.93721
Gross share consideration in USD		$3,228.4 million		$3,833.5 million
Less: Attribution of RSU / PSU post-combination expense (a)		$(5.0) million		$(6.0) million
Total share consideration		$3,223.4 million		$3,827.5 million
DSU settlement (a)		$13.1 million		$13.8 million
Cash consideration		$8,191.0 million		$8,191.0 million
Total consideration		$11,427.5 million		$12,032.3 million

(a)	By applying the same share consideration, the attribution of RSU / PSU post-combination expense would range from $5.0 million to $6.0 million and the DSU settlement would have ranged from $85.55 to $90.08 per DSU, or a total DSU settlement between $13.1 million and $13.8 million.

The Registrants have revised footnote 3(e) on page 253 of the Registration Statement to more clearly explain this conversion process and the resulting share consideration and total consideration.

3.	Staff’s comment: Additionally, if changes in exchange rates could materially impact the fair value of the consideration issued in the transaction, please revise to also include a sensitivity analysis explaining how changes in exchange rates could impact the total purchase consideration.

Response: In response to the Staff’s comment, the Registrants have added a sensitivity analysis to footnote 3(f) on page 253 of the Registration Statement to explain how changes in exchange rates could impact the total purchase consideration by reflecting the impact of a 10% change in exchange rates (as compared to June 30, 2014) on total purchase consideration.

This sensitivity analysis was derived by adjusting the June 30, 2014 exchange rate of 0.93721 by 10%, as follows:

Exchange Rate		CAD	0.93721	0.84349	1.03093
Cash consideration	C$	8,739.8	$8,191.0	$7,371.9	$9,010.1
Share consideration		3,562.2	3,338.5	3,004.7	3,672.4
DSU settlement		14.1	13.2	11.9	14.5
Total purchase consideration	C$	12,316.1	$11,542.7	$10,388.5	$12,697.0

4.	Staff’s comment: We note your response to our prior comment 14 and the changes that have been made to footnote (8) on page 256 in response to our prior comment. Please explain why the market price as of October 17, 2014 that was used to value the warrant issued to Berkshire to acquire 1.75% or approximately 8.3 million common shares of $29.50 appears to differ from that used in valuing the share based consideration to be issued in the merger transaction as disclosed in footnote 3(b) on page 253 of C$33.27 per share or approximately $31.18 based on the exchange rate at June 30, 2014 of .93721. Please advise or revise as appropriate.

Response: The Registrants respectfully advise the Staff that the share consideration amounts were based on the Burger King Worldwide stock price on October 17, 2014, which was $29.50 per share. This stock price was also used to value the warrant, as disclosed in footnote (8) on page 256 of the Registration Statement. For the purpose of the share consideration, this USD share price was converted to CAD using the October 17, 2014 exchange rate of 1.1277, resulting in a CAD stock price of C$33.27. The share consideration resulting from the CAD stock price of C$33.27 as of October 17, 2014 was then converted back to USD using the June 30, 2014 balance sheet date exchange rate of 0.93721, as follows:

•	$29.50 × 1.1277 October 17, 2014 rate = C$33.2672 per share

•	107,245,627 Holdings shares × C$33.2672 = C$3,567.7 million

•	C$3,567.7 million × 0.93721 June 30, 2014 rate = $3,343.7 million

•	$3,343.7 million, less $5.2 million attribution of RSU / PSU post-combination expense = $3,338.5 million

The Registrants have revised footnote 3(b) on page 253 of the Registration Statement to more clearly explain this conversion process and the resulting share consideration.

*        *        *         *

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4861.

Sincerely,

/s/ David B. Feirstein
David B. Feirstein

cc:	Joshua Kobza

Jill Granat

Burger King Worldwide, Inc.

Stephen Fraidin

William B. Sorabella

Kirkland & Ellis LLP